LINUX GOLD CORP.

#240 – 11780 Hammersmith Way
Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616
www.linuxgoldcorp.com

N E W S R E L E A S E

Linux Gold Corp.

(the “Company”)

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD CORP. ANNOUNCES RESTATEMENT OF FINANCIAL STATEMENTS

For Immediate Release: September 10, 2008, Vancouver, BC – Linux Gold Corp. (LNXGF - OTCBB) the Board of Directors of Linux Gold Corp. ("Linux” or the “Company") concluded in consultation with Linux's independent auditors Smythe Ratcliffe LLP ("Smythe Ratcliffe"), that Linux's audited financial statements for its 2007 fiscal year, should no longer be relied upon due to misrepresentations contained in those financial statements and that those financial statements should be restated.

These misrepresentations were related to the manner in which stock based compensation was accounted for.

During the 2007 fiscal year, the Company had incorrectly recorded stock-based compensation expense for stock options as if they had vested in full upon granting. The terms of certain stock options granted during the 2007 fiscal year provide for vesting based upon a graduated schedule. Accordingly, the Company has retroactively corrected the amount of stock-based compensation recognized during the 2007 fiscal year to correspond to the vesting terms, resulting in a $327,687 decrease in net loss.

This change to stock based compensation was correctly disclosed in our financial statements for the fiscal year ended February 29, 2008, as filed with the SEC as part of the Company’s Form 20-F, on September 2, 2008.  However, the Company’s audited financial statements for the fiscal years ended February 29, 2008 and February 28, 2007 were previously filed in Canada on SEDAR on July 2, 2008, as required under National Instrument 51-102 Continuous Disclosure Obligations, and were also included in our Form 6-K filed with the SEC on August 15, 2008 are incorrect.

The Company has filed the restated audited financial statements for the fiscal years ended February 29, 2008 and February 28, 2007, and an amended Management Discussion and Analysis for the periods above, with Canadian regulators.

ABOUT LINUX GOLD CORP:

Linux Gold Corp. is involved in exploration of mineral properties. Our current plans are to joint venture and explore our mineral properties in Alaska. Linux Gold Corp. owns 284 State of Alaska mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned a 50% interest in the Fish Creek claims to Teryl Resources Corp. (TRC-V), retaining a 5% net smelter return or may convert into a 25% working interest

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

John Robertson

President

Contact:

John Robertson

800-665-4616

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Linux, and changes in how they are interpreted and enforced,  delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions,  increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov.  Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.